SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G/A

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                     NUTRITION FOR LIFE INTERNATIONAL, INC.
             -----------------------------------------------------
                                (Name of Issuer)

                           Common Stock, $.01 par value
             -----------------------------------------------------
                         (Title of Class of Securities)

                                   670615 20 2
             -----------------------------------------------------
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  670615  20  2                                       Page 2 of 4 Pages

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       M. F. FLORENCE
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]

--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       Canadian
--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES            16,000
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH             1,215,390
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH             16,000
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER
                       1,215,390

--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       16,000

--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

       [ x ]
--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       .3%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                       INFORMATION SHEET FOR SCHEDULE 13G
                       ----------------------------------

CUSIP NO.  670615  20  2                                       Page 3 of 4 Pages

Item 1.   (a)   Name of Issuer:  Nutrition For Life International, Inc.

          (b)   Address of Issuer's Principal Executive Offices:

                9101 Jameel, Suite 100, Houston, Texas 77040

Item 2.   (a)   Name of Person Filing:   Michael F. Florence

          (b)   Address of Principal Business Office:

                150 Signet Drive, Weston, Ontario, Canada M9L 1T9

          (c)   Citizenship:   Canadian

          (d)   Title of Class of Securities:  Common Stock, $.01 par value

          (e)   CUSIP Number:   670615  20  2

Item 3.   Filings Pursuant to Rules 13d-1(b) or 13d-2(b):  Not applicable.

Item 4.   Ownership.

          See Items 5 through 9 and 11 of cover page (page 2). 1,215,390 of the shares over which Mr. Florence is reported to share voting and dispositive power are held of record by Shermfin Corp. Although Mr. Florence is reporting the 1,215,390 shares in this Schdule 13G, Mr. Florence disclaims beneficial ownership of these shares and the filing of this Schedule 13G shall not be construed as an admission that Mr. Florence is the beneficial owner of the shares owned by Shermfin Corp. 16,000 of the shares are shares underlying stock options which have been granted to Mr. Florence, but which have not been exercised.

Item 5.   Ownership of Five Percent or Less of a Class. Not applicable.

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By The Parent Holding Company.

          Not applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not Applicable

Item 9.   Notice of Dissolution of Group.   Not Applicable

Item 10.  Certification.  Not applicable.

CUSIP No.  670615  20  2                                       Page 4 of 4 Pages


                                  Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   February 12, 1997

By:  /S/  M. F. FLORENCE
   ---------------------------------
        Signature

M. F. Florence
------------------------------------
        Name/Title